Lehigh Gas Partners LP

702 West Hamilton Street, Suite 203

Allentown, PA 18101

October 5, 2012

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:  H. Roger Schwall, Assistant Director

Re:	Lehigh Gas Partners LP
Amendment No. 4 to Registration Statement on Form S-1
Filed October 4, 2012
File No. 333-181370

Dear Mr. Schwall:

As discussed during a telephone conversation with the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Thursday, October 4, 2012, and in an effort to facilitate the Staff’s review of our Registration Statement on Form S-1 initially filed with the Commission on May 11, 2012, File No. 333-181370, as amended (the “Registration Statement”), we are supplementally providing to the Staff the disclosures in the Registration Statement that relate to, or are derived from, the price-range information for our initial public offering. Attached hereto are those pages to the Registration Statement that contain these disclosures, marked to show changes to Amendment No. 4 to the Registration Statement (filed October 4, 2012).

We appreciate your consideration of this information in this manner. Please direct any questions that you have with respect to the foregoing to Mark L. Miller of Lehigh Gas GP LLC at (610) 625-8039, Richard A. Silfen of Duane Morris LLP at (215) 979-1225 or Chad J. Rubin of the same firm at (215) 979-1204.

Sincerely,

Lehigh Gas Partners LP

By: Lehigh Gas GP LLC
its General Partner

By:	/s/ Mark L. Miller
Mark L. Miller
Chief Financial Officer

cc:	Sandra Eisen (SEC)
Ethan Horowitz (SEC)
Sirimal R. Mukerjee (SEC)
Timothy S. Levenberg (SEC)
Brad Skinner (SEC)
Joseph V. Topper, Jr. (Lehigh Gas GP LLC)
James J. Devlin, Jr. (Lehigh Gas GP LLC)
Alan P. Baden (Vinson & Elkins L.L.P.)
Brenda K. Lenahan (Vinson & Elkins L.L.P.)
Richard A. Silfen (Duane Morris LLP)
Chad J. Rubin (Duane Morris LLP)